Response to Item 77M

Eaton Vance National Municipal Income
Fund
Eaton Vance National Municipal Income
Fund ("National Fund") was the surviving
Fund in a merger with Eaton Vance Michigan
Municipal Income Fund ("MI Fund"). In the merger, all of the assets of the MI Fund were transferred to National Fund in exchange for the issuance of National Fund shares and the assumption of all of MI Fund's liabilities by National Fund at a closing held on September
23, 2011. As a result of the merger, each shareholder of MI Fund received full and fractional National Fund shares equal in value at the close of regular trading on the New
York Stock Exchange on the date of the
closing to the value of such shareholder's shares of the MI Fund. The merger was approved by the Trustees of each Fund on March 14, 2011 and by the shareholders of MI Fund on August 12, 2011. The Plan of
Reorganization and other documents relevant to the merger are incorporated by reference to the Form N-14 filings (and amendments thereto) filed by Eaton Vance Municipals
Trust on April 26, 2011 (Accession No.
0000940394-11-000446) and June 30, 2011
(Accession No. 0000940394-11-000844).